Exhibit 99.3

FF304

Next Day Disclosure Return
(Equity issuer - changes in issued share capital and/or share buybacks)

Instrument:	Equity issuer	Status:	New Submission
Name of Issuer:	Tuya Inc.		
Date Submitted:	15 December 2022		

Section I must be completed by a listed issuer where there has been a change in its issued share capital which is discloseable pursuant to rule 13.25A of the Main Board Rules (the "Main Board Listing Rules") / rule 17.27A of the GEM Rules (the "GEM Listing Rules") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Exchange")

Section I

1. Type of shares	WVR ordinary shares	Class of shares	Class A	Listed on SEHK *(Note 11)*	Yes
Stock code (if listed)	02391	Description			

Issues of shares *(Notes 6 and 7)*	No. of shares	Issued shares as a % of existing number of issued shares before relevant share issue *(Notes 4, 6 and 7)*	Issue price per share *(Notes 1 and 7)*	Closing market price per share of the immediately preceding business day *(Note 5)*	% discount(-)/ premium of issue price to market price *(Note 7)*
Opening balance as at *(Note 2)* 13 December 2022	499,146,560				
1). Repurchase of shares (or other securities) but not cancelled Date of changes 11 November 2022	106,600	%			%
2). Repurchase of shares (or other securities) but not cancelled Date of changes 14 November 2022	106,800	%			%
3). Repurchase of shares (or other securities) but not cancelled Date of changes 16 November 2022	46,200	%			%
4). Repurchase of shares (or other securities) but not cancelled Date of changes 17 November 2022	76,460	%			%

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5). Repurchase of shares (or other securities) but not cancelled Date of changes 18 November 2022	106,800	%			%
6). Repurchase of shares (or other securities) but not cancelled Date of changes 21 November 2022	64,000	%			%
7). Repurchase of shares (or other securities) but not cancelled Date of changes 22 November 2022	100,000	%			%
8). Repurchase of shares (or other securities) but not cancelled Date of changes 23 November 2022	90,207	%			%
9). Repurchase of shares (or other securities) but not cancelled Date of changes 25 November 2022	41,500	%			%
10). Repurchase of shares (or other securities) but not cancelled Date of changes 28 November 2022	137,100	%			%
11). Repurchase of shares (or other securities) but not cancelled Date of changes 29 November 2022	12,921	%			%
12). Repurchase of shares (or other securities) but not cancelled Date of changes 30 November 2022	2,700	%			%
13). Repurchase of shares (or other securities) but not cancelled Date of changes 02 December 2022	12,350	%			%
14). Repurchase of shares (or other securities) but not cancelled Date of changes 05 December 2022	168,800	%			%
15). Repurchase of shares (or other securities) but not cancelled	4,382	%			%

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	Date of changes 06 December 2022					
16).	Repurchase of shares (or other securities) but not cancelled Date of changes 07 December 2022	11,500	%			%
17).	Repurchase of shares (or other securities) but not cancelled Date of changes 08 December 2022	168,800	%			%
18).	Repurchase of shares (or other securities) but not cancelled Date of changes 09 December 2022	168,800	%			%
19).	Repurchase of shares (or other securities) but not cancelled Date of changes 12 December 2022	257,700	%			%
20).	Repurchase of shares (or other securities) but not cancelled Date of changes 13 December 2022	63,235	%			%
21).	Repurchase of shares (or other securities) but not cancelled Date of changes 14 December 2022	180,000	0.031 %			%
Closing balance as at *(Note 8)* 14 December 2022		499,146,560				

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Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under Main Board Rule 10.06(4)(a) / GEM Rule 13.13(1).

The issuer has Purchase report or additional information for issuer whose primary listing is on the Exchange

Section II

1. Type of shares	WVR ordinary shares	Class of shares	Class A	Listed on SEHK (Note)	Yes
Stock code (if listed)	02391	Description			

A. Purchase report

Trading date	Number of securities purchased	Method of purchase *(Note)*	Price per share or highest price paid $	Lowest price paid $	Total paid $
1). 14 December 2022	180,000	On another stock exchange New York Stock Exchange	USD 2	USD 1.76	USD 343,008
Total number of securities purchased	180,000			Total paid $	USD 343,008

B. Additional information for issuer whose primary listing is on the Exchange

1). Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) ____________

2). % of number of shares in issue at time ordinary resolution passed acquired on the Exchange since date of resolution ((a) x 100)/ Number of shares in issue ____________ %

We hereby confirm that the repurchases set out in A above which were made on the another stock exchange were made in accordance with the Main Board Listing Rules and that there have been no material changes to the particulars contained in the Explanatory Statement dated 15 September 2022 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Remarks: B1) Number of such securities purchased on the above said exchange since the ordinary resolution passed at the annual general meeting held on November 1, 2022 is 1,926,855.
B2) % of number of shares in issue at time the ordinary resolution passed acquired on the above said exchange since date of resolution is 0.333%.

Note to Section II: Please state whether on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

Submitted by: Chai Xiaolang
(Name)

Title: Joint Company Secretary
(Director, Secretary or other Duly Authorised Officer)

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